September 26, 2007	F. Alec Orudjev Direct Phone (202) 912-4842 Direct Fax (202) 912-4830 aorudjev@cozen.com
VIA SEC EDGAR AND EMAIL Chief Office of Information Technology Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:

Filing Deletion Request

Issuer

The Quantum Group, Inc. (the “Company”)

CIK Code

0001118847

Accession#

0001116502-07-001847

Accepted

2007-09-25 17:00:08

Filing

Amendment No. 4 to Registration Statement on Form

SB-2 (the “Amendment No. 4 Registration Statement”)

To Whom It May Concern:

This firm represents the Company in connection with the above-referenced filing.

The purpose of this submission is to request deletion of the above referenced filing made with the SEC via SEC EDGAR on September 25, 2007 at 17:00:08 PM EST.

The circumstances relating to the foregoing request are as follows:

After filing Amendment No. 4 to the Registration Statement, the Company’s EDGAR agent realized that Exhibit 23.1 (Auditor Consent) had not been attached to the filing. At approximately 5:30 PM EST on September 25, 2007, the EDGAR agent placed a call with the SEC EDGAR Filer Support (202-551-8900 x2) and was placed on hold for approximately 15 minutes before her call was answered.  Then she proceeded to explain the circumstance to the Filer Support attendant and requested guidance as to how to address this matter, i.e. whether to file Amendment No. 5 to the Registration Statement containing nothing but an explanatory note outlining the reasons for the filing and the missing auditor consent as Exhibit 23.1.  The Filer Support attendant responded that the Company should instead refile the Amendment No. 4 to the Registration Statement in its entirety, including the missing consent and not change the Amendment number from No. 4 to No. 5.  Following the Company’s approval, the EDGAR agent filed the Amendment No. 4 to the Registration Statement in accordance with the guidance

Chief

Office of Information Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

——————————————————

received (the SEC Accession No. for the corrected filing is 0001116502-07-001850; accepted 2007-09-25 18:23:21).

The Company believes that having two, virtually identical filings filed practically at the same time on the same date may result in confusion to its shareholders, investors or any persons viewing the Company’s filings on the SEC EDGAR database.  Please note that the undersigned contacted the SEC attorney-reviewer on the file to inform him of the foregoing circumstance.

In light of the foregoing, the Company respectfully respects that the first Amendment No. 4 to the Registration Statement filed on 2007-09-25 at 17:00:08 (Accession# 0001116502-07-001847) be deleted from the SEC EDGAR database in its entirety as soon as possible.

You may contact the undersigned at 202-912-4842 should you have any questions relating to this matter.  The Company and the undersigned would like to thank in advance the SEC staff for their attention to this matter.

Sincerely,

COZEN O'CONNOR

By:	/s/ F. Alec Orudjev